UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2026

Commission File Number 001-41817

Forcendra Holding Limited

(Translation of registrant’s name into English)

Eng Yong Julius Toh, Chief Executive Officer

3 International Business Park #03-29

Nordic European Centre

Singapore, 609927

Telephone: +65 6518 4887

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Restructuring

As previously reported in the Report on Form 6-K furnished by Forcendra Holding Limited (formerly known as VS MEDIA Holdings Limited) (the “Company”) to the Securities and Exchange Commission (the “SEC”) on October 14, 2026, at the extraordinary general meeting of members of the Company held on October 9, 2026 (the “Extraordinary Meeting”), the Company’s shareholders approved, each as an ordinary resolution by the requisite simple majority of the votes cast, (i) the restructuring of the Company’s corporate group (the “Restructuring”) (“Proposal 1”) and (ii) the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Second Amended and Restated M&A”) (“Proposal 2”).

On October 9, 2026, VSM Holdings Limited, a BVI business company limited by shares and, prior to the Restructuring, a wholly-owned subsidiary of the Company (“VSM”), Aurenza Group Limited, a BVI business company limited by shares and a wholly-owned subsidiary of the Company (“Aurenza”), and the Company entered into a Share Transfer Agreement (the “Share Transfer Agreement”), pursuant to which VSM transferred to Aurenza all of the issued shares of VS MEDIA PTE. LTD., a company incorporated in Singapore and formerly a wholly-owned subsidiary of VSM (“VS Media SG”), free and clear of all encumbrances, for nominal consideration of US$1.00. The transfer was effected as an internal intercompany reorganization within the Company’s corporate group and was completed.

On October 9, 2026, the Company entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with a third party unaffiliated with the Company (the “Purchaser”), pursuant to which the Company agreed to sell to the Purchaser all of the issued shares of VSM (the “Sale Shares”) for aggregate cash consideration of US$1.00 (the “VSM Disposition”), which consideration was agreed on an arm’s-length basis. Pursuant to the Share Purchase Agreement, the Purchaser will acquire the Sale Shares on an “as is, where is” basis and, effective as of completion, will assume and agree to pay, perform, satisfy and discharge all debts, liabilities and obligations of VSM and each of its direct and indirect subsidiaries, whether known or unknown and whether arising before, on or after the completion date.

Upon completion of the Restructuring, the Company will continue to directly own 100% of Aurenza, which in turn owns 100% of each of VS Media SG and Aurenza Living Private Limited, a private company limited by shares incorporated in Singapore. The Company will no longer hold any direct or indirect ownership interest in VSM or any of VSM’s direct or indirect subsidiaries.

The foregoing descriptions of the Share Transfer Agreement and the Share Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are furnished as Exhibits 10.1 and 10.2, respectively, to this Report on Form 6-K and are incorporated herein by reference.

Filing of Second Amended and Restated Memorandum and Articles of Association

At the Extraordinary Meeting, the Company’s shareholders approved Proposal 2, the adoption of the Second Amended and Restated M&A in substitution for, and to the exclusion of, the Company’s then-existing Memorandum and Articles of Association. On October 12, 2026, the Company filed the Second Amended and Restated M&A with the Registrar of Corporate Affairs of the British Virgin Islands (the “Registrar”), and the Second Amended and Restated M&A became effective upon registration by the Registrar on October 12, 2026.

The Second Amended and Restated M&A reflects, among other changes: (i) the change of the Company’s name from “VS MEDIA Holdings Limited” to “Forcendra Holding Limited”; (ii) express authority of the Company, by Resolution of Directors or Resolution of Shareholders, to divide or combine its shares, including issued shares, into a larger or smaller number of shares of the same class or series; (iii) a right, but not an obligation, of the Company to redeem any or all of the Class B Ordinary Shares held by a holder upon the occurrence of a Triggering Event (as defined therein) in respect of such holder; (iv) a reduction of the threshold for removal of a director without cause by resolution of shareholders from 75% to 50%, together with the disapplication of Sections 114(2) and 114(3) of the BVI Business Companies Act (As Revised) (the “BVI Act”); (v) a modernized notice framework permitting notices to shareholders to be given by electronic transmission or by publication on the Company’s website or the website of the applicable exchange, subject to the rules of the exchange on which the Company’s shares are listed; and (vi) the disapplication of Section 175 of the BVI Act, such that dispositions of more than 50% in value of the Company’s assets not made in the usual or regular course of business no longer require approval by Resolution of Shareholders.

The foregoing description of the Second Amended and Restated M&A does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amended and Restated M&A, a copy of which is furnished as Exhibit 3.1 to this Report on Form 6-K and is incorporated herein by reference.

Name Change

In connection with the effectiveness of the Second Amended and Restated M&A, the Company changed its corporate name from “VS MEDIA Holdings Limited” to “Forcendra Holding Limited” (the “Name Change”). The Registrar issued a Certificate of Change of Name pursuant to Section 21 of the BVI Business Companies Act, 2004, certifying that the Name Change was effective on October 12, 2026.

The Name Change does not affect the rights of the Company’s shareholders, and no action is required by the Company’s shareholders with respect to the Name Change.

Ticker Symbol Change

In connection with the Name Change, the Company expects that its Class A Ordinary Shares will begin trading on the Nasdaq Capital Market under the new ticker symbol “FCDH” at the open of trading on October 26, 2026, replacing the Company’s current ticker symbol, “VSME.” The Class A Ordinary Shares will continue to be listed on the Nasdaq Capital Market, and no action by the Company’s shareholders is required with respect to the ticker symbol change. The CUSIP number for the Class A Ordinary Shares will remain unchanged.

On October 21, 2026, the Company issued a press release announcing the results of the Extraordinary Meeting, including the approval by the Company’s shareholders of Proposal 1 and Proposal 2, the Restructuring, the Name Change and the expected ticker symbol change. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information contained in this Report on Form 6-K, including Exhibits 3.1, 10.1, 10.2 and 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Forward Looking Statements

Statements in this Report on Form 6-K regarding the Company that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, and are subject to risks and uncertainties that could cause actual future events or results to differ materially from such statements. Any such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not directly or exclusively relate to historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “intend,” “plan,” “goal,” “seek,” “strategy,” “future,” “likely,” “believes,” “estimates,” “projects,” “forecasts,” “predicts,” “potential,” or the negative of those terms, and similar expressions and comparable terminology. These include, but are not limited to, statements relating to the expected benefits of the Restructuring, the expected timing of the change of the Company’s ticker symbol on the Nasdaq Capital Market, future events or our future financial and operating results, plans, objectives, expectations, and intentions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these expectations may not be achieved. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they represent our intentions, plans, expectations, assumptions, and beliefs about future events and are subject to known and unknown risks, uncertainties and other factors outside of our control that could cause our actual results, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include: our ability to realize the anticipated benefits of the Restructuring and to operate our business following the VSM Disposition; our ability to successfully execute our business strategies; our ability to attract and retain key personnel; our ability to compete effectively in our industry; our ability to maintain the listing of our Class A Ordinary Shares on the Nasdaq Capital Market; the impact of new or changed laws, regulations or other industry standards in the British Virgin Islands, Singapore, the United States or other jurisdictions in which we operate that could adversely affect our ability to conduct our business; and changes in general market, economic and political conditions in Singapore, the United States and other global economies or financial markets, including those resulting from natural or man-made disasters.

These forward-looking statements represent our estimates and assumptions only as of the date of this Report on Form 6-K and, except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this Report on Form 6-K. Given these uncertainties, you should not place undue reliance on these forward-looking statements and should consider various factors, including the risks described under “Item 3. Key Information—D. Risk Factors” in our most recent Annual Report on Form 20-F, as well as any amendments thereto, and in our other filings with, or reports furnished to, the SEC.

Exhibit No.	Description of Exhibit
3.1	Second Amended and Restated Memorandum and Articles of Association of Forcendra Holding Limited, effective October 12, 2026.
10.1	Share Transfer Agreement, dated October 9, 2026, by and among VSM Holdings Limited, Aurenza Group Limited and the Company.
10.2	Share Purchase Agreement, dated October 9, 2026, by and between the Company and the Purchaser.
99.1	Press Release dated October 21, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2026	FORCENDRA HOLDING LIMITED

	By:	/s/ Eng Yong Julius Toh
	Name:	Eng Yong Julius Toh
	Title:	Chief Executive Officer